

Mailstop 3233   November 7, 2016

<u>Via E-mail</u>
Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
1075 West Georgia Street
Suite 2010
Vancouver, BC V6E 3C9

> **Re: City Office REIT, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed March 4, 2016**
> **File No. 001-36409**

Dear Mr. Maretic:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2015</u>

<u>Financial Statements</u>

<u>Consolidated and Combined Statements of Operations, page 62</u>

1. Please tell us how your presentation of a separate line item for stock-based compensation complies with SAB Topic 14F.

Form 8-K filed November 7, 2016

Exhibit 99.1

Non-GAAP Financial Measures, page 4

2. Please expand your disclosure in future filings to include disclosure explaining why your measures of Core Funds from Operations, Adjusted Funds from Operations, Net Operating Income and Adjusted Cash NOI provide useful information to investors.

3. It appears your measures of FFO, Core FFO and Adjusted FFO are applicable to all unitholders (common shareholders and non-controlling OP unit holders). If true, please revise the title of each measure in future filings to indicate that the amounts are applicable to all unit holders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities